Exhibit 21.1

Significant Subsidiaries of
IntriCon Corporation

Subsidiary	Place of Incorporation

IntriCon GmbH	Germany
Vertrieb von Elecktronikteilen

IntriCon, Inc. (formerly Resistance Technology, Inc.)	Minnesota

IntriCon PTE LTD.	Singapore

PT IntriCon Indonesia	Indonesia

IntriCon Tibbetts Corporation	Maine

IntriCon Datrix Corporation	California